Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A – 16 OR 15D – 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2003

WOLSELEY PLC
(Translation of registrant’s name into English)

Parkview 1220, Arlington Business Park, Theale,
Reading RG7 4GA – England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission	Page 1

The following documents are filed herewith:

INDEX
DOCUMENT

Exhibit 99.1	Director’s Shareholding	June 30, 2003

Exhibit 99.2	Acquisition	July 7, 2003

Exhibit 99.3	Trading Statement	July 10, 2003

Exhibit 99.4	Appointment of a Director	July 21, 2003

Exhibit 99.5	Companies House form 88(2)	July 2, 2003

Exhibit 99.6	Companies House form 88(2)	July 8, 2003

Exhibit 99.7	Companies House form 88(2)	July 9, 2003

Exhibit 99.8	Companies House form 88(2)	July 9, 2003

Exhibit 99.9	Companies House form 88(2)	July 11, 2003

Exhibit 99.10	Companies House form 88(2)	July 18, 2003

Exhibit 99.11	Companies House form 88(2)	July 21, 2003

Exhibit 99.12	Companies House form 88(2)	July 28, 2003

Exhibit 99.13	Companies House form 88(2)	July 30, 2003

Exhibit 99.14	Companies House form 288b	July 31, 2003

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission	Page 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WOLSELEY plc (Registrant)

Dated: July 31, 2003	By: /s/ Mark J. White
Mark J. White Group Company Secretary